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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.__1__)*

Harris Interactive Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

414549105
(CUSIP Number)

SLF Management, LLC One Ferry Building, Suite 255 San Francisco, CA 94111 (415) 677-5957
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	414549105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SLF Management, LLC 27-2060311

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,164,314

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,164,314

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,164,314

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.98%

14.	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILING OUT!
OO

CUSIP No.	414549105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SLF Industry, L.P. 27-2060419

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,164,314

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,164,314

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,164,314

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.98%

14.	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILING OUT!
PN

CUSIP No.	414549105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ZF Partners, L.P. 35-2214127

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

598,280

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

598,280

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
598,280

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.10%

14.	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILING OUT!
PN

CUSIP No.	414549105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ZF Ventures, L.L.C. 37-1473537

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,221,639

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

3,221,639

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,221,639

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.93%

14.	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILING OUT!
OO

CUSIP No.	414549105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ZF Special Opportunities Fund, LLC 26-1128669

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,502,526

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,502,526

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,502,526

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.60%

14.	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILING OUT!
OO

CUSIP No.	414549105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ZF Select L.P. 27-0507997

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

100,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
100,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.18%

14.	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILING OUT!
PN

CUSIP No.	414549105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SLF Partners, L.L.C. 20-0183973

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,221,639

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

3,221,639

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,221,639

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.93%

14.	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILING OUT!
OO

CUSIP No.	784932600

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven L. Fingerhood

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,399,953

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

5,399,953

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,399,953

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.94%

14.	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILING OUT!
IN

CUSIP No.	784932600

NOTE:  THIS FILING IS AMENDMENT NO. 1 FOR ZF PARTNERS, L.P., ZF VENTURES, L.L.C., SLF PARTNERS, L.L.C. AND STEVEN L. FINGERHOOD.  THIS FILING ALSO SERVES AS THE INITIAL FILING FOR SLF MANAGEMENT, LLC AND SLF INDUSTRY, L.P.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock") of Harris Interactive Inc., a Delaware corporation (the "Issuer").  The Issuer's principal executive office is located at 161 Sixth Avenue, New York, New York 10013.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

(a)	Name

SLF Industry, L.P. is a Delaware limited partnership.  The general partner of SLF Industry, L.P. is SLF Management, LLC, a California limited liability company.  The managing member of SLF Management, LLC is Steven L. Fingerhood.

ZF Partners, L.P. is a Delaware limited partnership.  The general partner of ZF Partners, L.P. is ZF Ventures, L.L.C., a Delaware limited liability company.  The managing member of ZF Ventures, L.L.C. is SLF Partners, LLC, a Delaware limited liability company.  The managing member of SLF Partners, LLC is Steven L. Fingerhood.

ZF Special Opportunities Fund, LLC is a Delaware limited liability company.  The managing member of ZF Special Opportunities Fund, LLC is ZF Ventures, L.L.C.

ZF Select L.P. is a Delaware limited partnership.  The general partner of ZF Select L.P. is ZF Ventures, L.L.C.

(b)	Residence or Business Address
The business address for each Reporting Person is One Ferry Building, Suite 255, San Francisco, California 94111, (415) 677-5957.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 11, 2010, SLF Industry, L.P. acquired 1,975,314 shares of Common Stock from ZF Partners, L.P. in a private transaction for a total purchase price of $1,944,418.  The source of all such purchases was the working capital of SLF Industry, L.P.

On March 12, 2010, SLF Industry, L.P. acquired 135,000 shares of Common Stock in open market purchases for a total purchase price of $163,350.  Also on March 12, 2010, ZF Partners, L.P. acquired 15,000 shares of Common Stock in open market purchases for a total purchase price of $18,150.  The source of all such purchases was the working capital of SLF Industry, L.P. and ZF Partners, L.P., respectively.

On March 15, 2010, SLF Industry, L.P. acquired 22,500 shares of Common Stock in open market purchases for a total purchase price of $26,890.  Also on March 15, 2010, ZF Partners, L.P. acquired 2,500 shares of Common Stock in open market purchases for a total purchase price of $2,988.

On March 16, 2010, SLF Industry, L.P. acquired 31,500 shares of Common Stock in open market purchases for a total purchase price of $37,435.  Also on March 16, 2010, ZF Partners, L.P. acquired 3,500 shares of Common Stock in open market purchases for a total purchase price of $4,159.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Common Stock for investment purposes in the ordinary course of their businesses.   Mr. Fingerhood currently serves as a member of the Issuer's board of directors.  As a member of the Issuer's board of directors, Mr. Fingerhood may in the normal course of discharging his duties express his opinions and potentially have influence over the corporate activities of the Issuer, which may include  activities which may relate to the actions enumerated in Item 4 of the instructions to Schedule 13D.   The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.  The Reporting Persons intend to review continuously their position in the Issuer and consistent with their respective investment purposes, each Reporting Person  at any time and from time to time may  acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.  Any such transactions will comply with the Issuer's trading policies applicable to members of its board of directors.

Item 5.	Interest in Securities of the Issuer.

(a)(b)
To the best knowledge of each of the Reporting Persons, there were 54,352,413 shares of Common Stock outstanding as of January 29, 2010 as reported by the Issuer on its Form 10-Q filed on February 2, 2010.  Steven L. Fingerhood may be deemed to be the beneficial owner of 5,399,953 shares of Common Stock (9.94%) as follows: Mr. Fingerhood is the managing member of SLF Partners, L.L.C., which serves as the managing member of ZF Ventures, L.L.C., which holds 20,833 shares and also may be deemed to beneficially own additional shares in its capacity as the managing member or general partner of ZF Partners, L.P., which holds 598,280 shares of Common Stock (1.10%), ZF Special Opportunities Fund, LLC, which holds 2,502,526 shares of Common Stock (4.60%), and ZF Select L.P., which holds 100,000 shares of Common Stock (0.18%).  In addition, Mr. Fingerhood is the managing member of SLF Management, LLC, which serves as the general partner of SLF Industry, L.P., which holds 2,164,314 shares of Common Stock (3.98%).  Each Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest in such securities.

(c)	Except as set forth above in Items 3 and 4, there have not been any transactions by the Reporting Persons in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of March 16, 2010 made among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2010
(Date)

SLF MANAGEMENT, LLC
By: Steven L. Fingerhood, its managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

SLF INDUSTRY, L.P.

/s/ Steven L. Fingerhood
Title: Steven L. Fingerhood, managing member of its general partner, SLF Management, LLC

ZF PARTNERS
By: ZF Ventures, L.L.C., its general partner
By: SLF Partners, LLC, managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

ZF VENTURES, L.L.C.
By: SLF Partners, LLC, managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

ZF SPECIAL OPPORTUNITIES FUND, LLC

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

ZF SELECT L.P.

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

SLF PARTNERS, LLC

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

STEVEN L. FINGERHOOD
/s/ Steven L. Fingerhood
Steven L. Fingerhood

CUSIP No. 414549105

EXHIBIT 1

JOINT FILING AGREEMENT

THIS AGREEMENT is dated as of March 16, 2010 and is made by and among SLF Management, LLC, SLF Industry, L.P., ZF Partners, L.P., ZF Ventures, L.L.C., ZF Special Opportunities Fund, LLC, ZF Select L.P., SLF Partners, LLC and Steven L. Fingerhood (collectively, the "Reporting Persons").

WHEREAS, each Reporting Person beneficially owns shares of common stock, $0.001 par value, of Harris Interactive Inc., a Delaware corporation (the "Securities"); and

WHEREAS, each Reporting Person desires by this Agreement to provide for the joint filing of a Schedule 13D, and all amendments thereto, with the Securities and Exchange Commission.

NOW, THEREFORE, the parties hereto agree as follows:

1.  Each Reporting Person will join in the preparation and filing of a single statement containing the information required by Schedule 13D, and all amendments thereto, and the Schedule 13D and all such amendments will be filed on behalf of each Reporting Person.  Each Reporting Person is eligible to use the Schedule 13D on which such information is filed.

2.  Each Reporting Person will be responsible for the timely filing of the Schedule 13D, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein.  No Reporting Person will be responsible for the completeness or accuracy of the information concerning any other Reporting Person contained in the Schedule 13D or any amendment thereto, except to the extent such Reporting Person knows or has reason to believe that such information is inaccurate.

3.  This Agreement may be executed in counterparts, all of which taken together will constitute one and the same instrument.

March 16, 2010
(Date)

SLF MANAGEMENT, LLC
By: Steven L. Fingerhood, its managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

SLF INDUSTRY, L.P.

/s/ Steven L. Fingerhood
Title: Steven L. Fingerhood, managing member of its general partner, SLF Management, LLC

ZF PARTNERS
By: ZF Ventures, L.L.C., its general partner
By: SLF Partners, LLC, managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

ZF VENTURES, L.L.C.
By: SLF Partners, LLC, managing member

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

ZF SPECIAL OPPORTUNITIES FUND, LLC

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

ZF SELECT L.P.

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

SLF PARTNERS, LLC

/s/ Steven L. Fingerhood
Steven L. Fingerhood, its Managing Member

STEVEN L. FINGERHOOD
/s/ Steven L. Fingerhood
Steven L. Fingerhood

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 21925 0001 1081336